News Release

Alexco Intersects 4.0 Meters of 1,640 Grams Per Tonne Silver,
Discovers Gold to 14.8 Grams Per Tonne over 1.0 Meter at Bermingham

March 4, 2013 - Alexco Resource Corp. (TSX:AXR, NYSE-MKT:AXU) today announced results from the 2012 drilling program at its Bermingham and Husky properties in the Keno Hill Silver District in Canada’s Yukon Territory.

At the Bermingham prospect, an additional 5,599 meters of drilling in 17 holes in 2012 has confirmed and expanded the area of previously discovered silver mineralization across a number of juxtaposed fault blocks. An earlier resource estimate at Bermingham identified 3.8 million ounces of indicated silver resource and a further 1.2 million ounces of inferred silver resource (see news release dated June 28, 2012 titled “Alexco Announces Initial Resource Estimates for Flame & Moth and Bermingham”).

The 2012 results include up to 4.0 meters (true width) of 47.8 ounces per ton (opt) (1,640 grams per tonne (gpt)) silver which was intercepted approximately 300 meters east of the originally-defined resource. In addition, gold intercepts to 0.43 opt (14.8 gpt) gold over approximately 1.0 meter were drilled some 500 meters further along strike to the east. Silver mineralization is now known to extend at least 500 meters along strike and 400 meters down dip in the Bermingham area, and remains open. Review and update of the Bermingham resource is ongoing.

At the Husky prospect, located approximately 4 kilometers west of Bermingham, silver mineralization comprising 1.8 meters (true thickness) of 13.8 opt (474 gpt) silver has been intersected 200 meters below the lowest workings of the historical Husky mine and in a previously unknown vein structure in the footwall of the primary Husky structure.

Alexco President and CEO Clynt Nauman commented, “Bermingham is an integral part of our continuing program to build our consolidated silver resource inventory in the Keno Hill District, which inventory now totals 51.3 million indicated, 7.7 million inferred and 5.4 million historical silver ounces (see “Properties – Mineral Resources” at www.alexcoresource.com). The discovery of gold is important as the Keno Camp was traditionally presumed to be gold poor, which is now not the case at either our new Flame & Moth deposit, or at Bermingham. The Husky discovery, about 200 meters below historical workings, continues to demonstrate the vertical and lateral strength of the Keno Hill silver mineralizing systems adjacent to many historical workings.”

2012 Bermingham Drill Assay Highlights

K-12-0477 intercepted the Bermingham structure over a true width of approximately 3.97 meters from 299.72 meters with an overall average silver grade of 1,640 gpt (47.83 opt). This intercept comprises a splay vein from 299.72 meters containing a composite assay value of 4,318 gpt silver (125.94 opt) over a true width of 0.75 meters, as well as the main Bermingham Vein from 302.97 meters containing a composite assay value of 2,467 gpt silver (71.96 opt) over 1.30 meters true width, including a smaller intercept of 0.28 meters true width from 303.50 meters that graded 10,065 gpt silver (293.55 opt).

K-12-0465 intersected the Bermingham Vein over 2.01 meters true width from 224.13 meters with a composite assay value of 1,894 gpt silver (55.23 opt) that included 0.49 meters true width from 224.13 meters that graded 7,328 gpt silver (213.75 opt).

Head Office	T. 604 633 4888
Alexco Resource Corp.	F. 604 633 4887
200 Granville Street, Suite 1150
Vancouver, BC V6C 1S4
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K-12-0446 intersected the Bermingham Vein over 4.92 meters true width from 229.81 meters with a composite assay value of 646 gpt silver (18.84 opt) that included 1.07 meters true width from 230.72 meters that graded 2,440 gpt silver (71.17 opt). K-12-0446 also intersected the Aho Vein over 0.53 meters true width from 85.64 meters with an assay value of 10.30 gpt gold (0.30 opt) and 98 gpt silver (2.84 opt).

K-12-0459 intersected the Bermingham Vein over 1.73 meters true width from 258.03 meters with a composite assay value of 884 gpt silver (25.79 opt) that included 0.78 meters true width from 258.42 meters that graded 1,853 gpt silver (54.03 opt).

K-12-0485 intersected the Aho Vein over 0.99 meters true width from 154.83 meters with an assay value of 14.85 gpt gold (0.43 opt).

The Bermingham prospect is located adjacent to and along strike of the Hector-Calumet mine mineralized vein system that historically produced 96 million ounces of silver. Previously-released results from Bermingham identified a relatively complex geological environment in which significant silver mineralization was developed within broad zones (typically 3 to 10 opt silver over 4 to 26 meters thick) that could be traced with confidence along strike for more than 400 meters and to a depth of at least 350 meters in two segments offset along the Mastiff Fault (the southerly Etta Zone and the northerly Arctic Zone). The 2012 drilling at Bermingham was designed to infill around the originally-defined Etta resource and to identify extensions of the major mineralized structures along strike to the west and in the footwall of the Mastiff Fault (Arctic Zone). Drilling in the Arctic Zone in 2012 has identified additional high grade silver mineralization and also extended the mineralization approximately 110 meters northeast and 90 meters southwest into further fault-bounded vein sections. The most northeasterly drill hole (K-12-0477) in the Arctic Zone intercepted the Bermingham structure over a true width of approximately 3.97 meters at an average silver grade of 47.83 opt.

In addition to silver-lead-zinc mineralization, significant gold assays have also been returned from the subparallel Aho Vein, including drill hole K-12-0446 that returned 10.30 gpt gold over 0.53 meters true thickness. The potential for significant strike continuity of this mineralized structure is demonstrated by another intercept of 14.85 gpt gold over 0.99 meters true thickness in drill hole K-12-0485, located some 500 meters to the northeast.

The Bermingham mineralized system remains open in all directions, especially to the northeast where linkage to the Hector-Calumet mine remains to be resolved, but also to the southwest where there remains a kilometer of untested ground to the historical Coral Wigwam mines.

2012 Husky Drill Assay Highlights

K-12-0423 intersected the Husky Vein over 1.81 meters true width from 321.72 meters with a composite assay value of 474 gpt silver (13.83opt) that included 0.08 meters true width from 324.91 meters that graded 3,060 gpt silver (89.25 opt).

K-12-0464 intersected the Husky Footwall Vein over 0.45 meters true width from 348.03 meters with an assay value of 416 gpt silver (12.13 opt).

The Husky prospect is located at the historical Husky mine, which produced 18 million ounces of silver up until 1989. The mine is located near Elsa, about four kilometers to the west of Bermingham. Since the end of March 2012, 13 drill holes for 4,748 meters were completed, representing the first dedicated exploration below the historical mine workings that reportedly bottomed in ore-grade mineralization.

The 2012 drilling was concentrated on two main areas:

Down-dip of the historical Husky mine workings, where a mineralized vein was intersected in K-12-0423, thus extending the known dip extent of the mineralized system by almost 200 meters.

400 meters southwest of the historical Husky mine workings, where a second mineralized vein, previously unknown, was intersected in the footwall of the Husky Vein.

The discoveries beneath the old Husky mine and in the footwall of the main Husky structure are significant, as these open up further areas of potential mineralization along and beneath the historically productive Elsa-Husky – Husky Southwest structure which historically produced 48.5 million ounces of silver.

Tables showing 30 gpt silver cutoff composite assay grades (restricted to include a maximum of two meters unmineralized internal dilution) or significant gold values have been used to identify the mineralized zones, with all intervals adjusted to reflect true thickness, and are appended to this news release.

Updated composite assay tables, along with a drill hole location map and a long section plot, for the drill holes reported here are appended to this release, and are available for review on the Company’s website at www.alexcoresource.com.

Notes

The 2012 exploration drill program and sampling protocol has been reviewed, verified and compiled by Alexco’s geologic staff under the supervision of Alan McOnie, Vice President, Exploration for Alexco and a Qualified Person as defined by National Instrument 43-101. A rigorous quality control and quality assurance protocol is used on the project, including blank, duplicate and standard reference samples in each batch of 20 samples delivered to the assay lab. Drill core samples were shipped to ALS Minerals Labs at Whitehorse, Yukon for preparation, with fire assay and multi-element ICP analyses completed at the ALS Minerals facility in North Vancouver, British Columbia. The disclosure of scientific and technical information about Alexco’s mineral projects contained in this news release has also been reviewed and approved by Mr. McOnie.

About Alexco

Alexco Resource Corp. owns and operates the Bellekeno silver mine, one of several mineral properties held by Alexco which encompass substantially all of the historical Keno Hill Silver District located in Canada’s Yukon Territory. Bellekeno, which commenced commercial production at the beginning of calendar year 2011, is Canada’s only operating primary silver mine. The Keno Hill Silver District lies within the traditional territory of the First Nation of Na-Cho Nyak Dun who have a fully settled land claim agreement with the Government of Canada and the Yukon, and Alexco operates within the District under a comprehensive cooperation and benefits agreement with the First Nation. Alexco's primary near-term exploration objective is to unlock value in the silver-rich Keno Hill District, and is focused on growth by advancing its promising District properties to development decisions. The Company’s goal is to produce 7 million to 10 million ounces of silver annually within the next decade. Employing a unique business model, Alexco also provides mine-related environmental services, remediation technologies and reclamation and mine closure services to both government and industry clients through the Alexco Environmental Group, its wholly-owned environmental services division.

Keno Hill Silver District History

Between 1921 and 1988, the Keno Hill Silver District was a world-class silver producer, with more than 217 million ounces of silver produced at average grades of 40.5 ounces per ton silver, 5.6% lead and 3.1% zinc (Yukon Government’s Minfile database). These historical production grades would rank Keno Hill in the top 3% by grade of today’s global silver producers.

Contact

Clynton R. Nauman, President and Chief Executive Officer
Phone: (604) 633-4888
Email: info@alexcoresource.com

Please visit the Alexco website at www.alexcoresource.com.

Some statements (“forward-looking statements”) in this news release contain forward-looking information concerning the Company’s anticipated results and developments in the Company’s operations in future periods, planned exploration and development of its properties, plans related to its business and other matters that may occur in the future, made as of the date of this news release. Forward-looking statements may include, but are not limited to, statements with respect to future remediation and reclamation activities, future mineral exploration, the estimation of mineral reserves and mineral resources, the realization of mineral reserve and mineral resource estimates, future mine construction and development activities, future mine operation and production, the timing of activities and reports, the amount of estimated revenues and expenses, the success of exploration activities, permitting time lines, requirements for additional capital and sources and uses of funds. Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results to differ from those expressed or implied by the forward-looking statements. Such factors include, among others, risks related to actual results of exploration and development activities; actual results of mining activities; actual results of consulting activities; actual results of remediation and reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of silver, gold, lead, zinc and other commodities; possible variations in mineable resources, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; First Nation rights and title; continued capitalization and commercial viability; global economic conditions; competition; and delays in obtaining governmental approvals or financing or in the completion of development activities. Forward-looking statements are based on certain assumptions that management believes are reasonable at the time they are made. In making the forward-looking statements included in this news release, the Company has applied several material assumptions, including, but not limited to, the assumption that market fundamentals will result in sustained silver, gold, lead and zinc demand and prices. There can be no assurance that forward-looking statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. The Company expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as otherwise required by applicable securities legislation.

APPENDICES

Figure 1

Location of Drill Holes at the Bermingham Prospect showing greater than 30 gpt silver composite assay intervals for all surface drill holes as completed to December 2012.

Holes reported in this Press Release identified by magenta titles.

Figure 2

Longitudinal Section showing greater than 30 gpt silver composite assay intervals for all surface drill holes at the Bermingham Prospect as completed to December 2012.

Holes reported in this Press Release identified by magenta titles.

Figure 3

Location of Drill Holes at the Husky Prospect showing greater than 30 gpt silver composite assay intervals for all surface drill holes as completed to December 2012.

Holes reported in this Press Release identified by magenta titles.

Table1
Location of Bermingham drill holes completed in 2012.
Map Projection UTM NAD83 Zone 8

Bermingham

Hole	Easting (m)	Northing (m)	Elevation (m)	Azimuth	Dip	Depth (m)
K-12-0403	478824.83	7086811.95	1326.13	334	-58	164.00
K-12-0408	478824.21	7086810.62	1326.16	314	-70	177.70
K-12-0412	478823.05	7086811.70	1325.98	314	-50	145.00
K-12-0415	478736.32	7086440.66	1341.58	303	-51	395.00
K-12-0422	478737.09	7086440.32	1341.67	303	-60	410.00
K-12-0426	478735.94	7086439.07	1341.62	287	-56	432.50
K-12-0434	478736.90	7086438.82	1341.71	287	-74	560.00
K-12-0440	479107.29	7086773.29	1343.62	310	-57	254.00
K-12-0444	479107.96	7086772.91	1343.66	310	-68	281.00
K-12-0446	479104.89	7086769.67	1343.59	263	-51	350.00
K-12-0449	479105.41	7086769.97	1343.57	256	-45	236.00
K-12-0452	479105.82	7086769.67	1343.68	353	-59	356.00
K-12-0459	479105.41	7086769.97	1343.57	253	-52	323.00
K-12-0465	479105.83	7086773.00	1343.07	296	-74	332.00
K-12-0473	479187.18	7086713.60	1352.25	296	-62	326.00
K-12-0477	479188.01	7086716.23	1352.00	330	-60	542.83
K-12-0485	479669.26	7086838.75	1376.87	300	-50	314.00

Table2
Location of Husky drill holes completed in 2012.
Map Projection UTM NAD83 Zone 8

*Denotes abandoned drill hole

Husky

Hole	Easting (m)	Northing (m)	Elevation (m)	Azimuth	Dip	Depth (m)
K-12-0410	474969.79	7087029.49	748.81	270	-50	383.00
K-12-0419	474904.71	7087087.23	744.23	293	-50	143.00
K-12-0423	474895.95	7087091.48	744.49	147	-54	401.00
K-12-0427	474896.91	7087090.69	744.50	147	-50.5	308.00
K-12-0435	474896.68	7087091.01	744.51	147	-56.5	218.00
K-12-0436	475096.10	7086694.11	823.97	315	-61	515.00
K-12-0441	475096.07	7086693.30	824.04	340	-74	545.00
K-12-0464	474417.13	7086556.12	783.70	293	-61	377.00
K-12-0468*	474407.00	7086564.00	782.00	293	-53	38.00
K-12-0470	474413.19	7086557.72	783.50	293	-53	360.00
K-12-0475	474244.33	7086475.26	778.07	335	-57	326.00
K-12-0480	474244.56	7086474.96	778.13	335	-68	380.00
K-12-0483	474245.04	7086473.94	778.28	305	-73	385.00
K-12-0484	474247.98	7086471.32	778.57	0	-72	407.00

Table3
Assay Composites Calculated for 2012 Bermingham Drill Holes
Using 30 gpt Ag cut-off with a maximum of 2 meters unmineralized internal dilution.

Units	m	meters
	g	gram
	t	tonne
	T	short ton
	%	percent

Hole	From (m)	To (m)	Interval (m)	True Width (m)	Vein	Ag (g/t)	Ag (oz/tonne)	Ag (oz/ton)	Au (g/t)	Pb (%)	Zn (%)
K-12-0403	111.75	117.00	5.25	4.14	Bermingham	66.46	2.14	1.94	0.12	0.09	0.37
K-12-0403	131.41	132.53	1.12	0.88	Bermingham Splay	33.30	1.07	0.97	0.01	0.07	0.58
K-12-0408	128.57	132.32	3.75	2.74	Bermingham	112.22	3.61	3.27	0.06	0.71	1.81
K-12-0408	136.27	144.39	8.12	5.93	Bermingham Splay	69.36	2.23	2.02	0.00	0.13	0.49
K-12-0412	106.45	106.60	0.15	0.13	Bermingham	264.00	8.49	7.70	0.04	4.43	2.47
K-12-0412	134.95	135.25	0.30	0.27	Bermingham Splay	34.30	1.10	1.00	0.05	0.02	0.18
K-12-0415	330.53	332.00	1.47	1.31	Bermingham Footwall	54.85	1.76	1.60	0.00	0.49	1.01
K-12-0415	369.96	371.00	1.04	0.92	Bermingham Footwall Splay	238.00	7.65	6.94	0.07	0.19	0.57
K-12-0422	354.75	358.62	3.87	3.28	Bermingham Footwall	208.48	6.70	6.08	0.05	0.67	2.30
K-12-0422	385.36	388.30	2.94	2.49	Bermingham Footwall Splay	80.33	2.58	2.34	0.02	0.21	0.31
K-12-0426	346.28	346.77	0.49	0.42	Bermingham Footwall Splay	92.20	2.96	2.69	0.01	1.46	2.91
K-12-0426	350.70	350.88	0.18	0.15	Bermingham Footwall	36.10	1.16	1.05	0.04	0.26	2.09
K-12-0426	360.64	361.46	0.82	0.70	Bermingham Footwall Splay	38.99	1.25	1.14	0.03	0.35	0.35
K-12-0440	213.00	213.36	0.36	0.32	Bermingham	50.80	1.63	1.48	2.17	0.20	0.95
K-12-0440	216.52	216.76	0.24	0.21	Bermingham Splay	41.80	1.34	1.22	0.13	0.03	1.60
K-12-0440	224.92	225.40	0.48	0.41	Bermingham Footwall	560.00	18.00	16.33	0.60	2.76	5.98
K-12-0444	77.53	77.70	0.17	0.11	Aho	88.30	2.84	2.58	3.49	0.08	0.01
K-12-0444	219.47	219.87	0.40	0.32	Bermingham	184.00	5.92	5.37	0.04	0.28	3.52
K-12-0444	243.50	243.75	0.25	0.19	Bermingham Footwall Splay	522.00	16.78	15.23	0.01	0.02	0.03
K-12-0446	85.64	86.62	0.98	0.53	Aho	97.50	3.13	2.84	10.30	0.07	0.02
K-12-0446	229.81	235.54	5.73	4.92	Bermingham	646.06	20.77	18.84	0.05	2.13	1.55
including	230.72	231.96	1.24	1.07		2,440.16	78.45	71.17	0.16	8.30	4.31
that includes	231.21	231.36	0.15	0.13		6,630.00	213.16	193.38	0.28	26.13	4.28
K-12-0446	238.32	242.00	3.68	3.16	Bermingham Splay	58.69	1.89	1.71	-0.01	0.12	0.08
K-12-0446	246.28	246.54	0.26	0.22	Bermingham Splay	150.00	4.82	4.38	0.10	3.02	0.17
K-12-0446	252.45	253.17	0.72	0.59	Bermingham Footwall Splay	114.00	3.67	3.33	0.04	0.07	0.07
K-12-0446	255.25	257.74	2.49	2.06	Bermingham Footwall	99.35	3.19	2.90	0.00	0.21	1.83
K-12-0452	276.28	279.30	3.02	2.18	Bermingham	292.96	9.42	8.54	0.15	1.09	0.91

K-12-0452	282.80	282.95	0.15	0.11	Bermingham Splay	147.00	4.73	4.29	0.22	0.23	3.27
K-12-0452	307.80	308.38	0.58	0.40	Bermingham Footwall Splay	95.30	3.06	2.78	-0.01	1.66	0.02
K-12-0452	313.80	318.44	4.64	3.17	Bermingham Footwall	53.08	1.71	1.55	0.01	0.24	0.36
K-12-0459	165.97	166.24	0.27	0.12	Aho	100.00	3.22	2.92	0.06	2.30	7.01
K-12-0459	258.03	260.28	2.25	1.73	Bermingham	884.06	28.42	25.79	0.12	1.88	4.12
including	258.42	259.43	1.01	0.78		1,852.57	59.56	54.03	0.13	3.90	6.69
K-12-0459	262.28	264.36	2.08	1.60	Bermingham Splay	149.60	4.81	4.36	0.03	0.46	1.77
K-12-0459	271.47	275.00	3.53	2.78	Bermingham Splay	50.11	1.61	1.46	0.05	0.08	0.12
K-12-0465	69.54	70.63	1.09	0.60	Aho	312.00	10.03	9.10	4.14	0.87	0.38
K-12-0465	93.22	94.51	1.29	0.72	AhoSplay	53.50	1.72	1.56	1.64	0.28	0.18
K-12-0465	224.13	226.73	2.60	2.01	Bermingham	1,893.74	60.89	55.23	0.69	4.31	1.41
including	224.13	224.76	0.63	0.49		7,328.44	235.61	213.75	0.41	16.97	2.94
that includes	224.48	224.76	0.28	0.22		10,276.50	330.40	299.73	0.62	25.36	4.94
K-12-0465	239.13	239.60	0.47	0.36	Bermingham Splay	61.50	1.98	1.79	0.26	0.02	1.32
K-12-0465	265.11	266.85	1.74	1.35	Bermingham Splay	61.40	1.97	1.79	-0.01	0.12	0.16
K-12-0465	279.22	283.50	4.28	3.21	Bermingham Footwall	215.00	6.91	6.27	0.24	0.61	0.29
K-12-0473	316.35	317.00	0.65	0.51	Bermingham Splay	97.70	3.14	2.85	0.03	0.62	0.14
K-12-0477	257.66	258.27	0.61	0.50	Bermingham Splay	48.30	1.55	1.41	0.69	0.16	0.40
K-12-0477	291.56	292.16	0.60	0.49	Bermingham Splay	265.00	8.52	7.73	0.04	0.56	1.21
K-12-0477	295.20	295.50	0.30	0.25	Bermingham Splay	56.70	1.82	1.65	0.02	0.65	0.35
K-12-0477	299.72	300.64	0.92	0.75	Bermingham Splay	4,317.86	138.82	125.94	0.25	3.31	10.34
including	299.72	300.16	0.44	0.36		8,630.08	277.46	251.71	0.52	6.07	19.92
that includes	300.07	300.16	0.09	0.07		10,341.50	332.49	301.63	0.32	8.24	7.18
K-12-0477	302.97	304.56	1.59	1.30	Bermingham	2,467.20	79.32	71.96	0.13	3.62	1.56
including	303.50	303.99	0.34	0.28		10,064.62	323.58	293.55	0.49	13.42	5.96 \
that includes	303.72	303.79	0.07	0.06		15,011.00	482.61	437.82	1.17	27.77	6.82
K-12-0477	317.50	318.80	1.30	1.06	Bermingham Splay	42.01	1.35	1.23	0.33	0.12	0.27
K-12-0477	322.70	323.40	0.70	0.57	Bermingham Splay	41.30	1.33	1.20	0.03	0.28	0.17
K-12-0477	326.00	330.10	4.10	3.36	Bermingham Splay	224.54	7.22	6.55	0.06	0.12	0.47
K-12-0485	154.83	156.11	1.28	0.99	Aho	10.60	0.34	0.31	14.85	0.13	0.22

Table4
Assay Composites Calculated for 2012 Husky Drill Holes
Using 30g/t Ag cut-off with a maximum of 2 meters unmineralized internal dilution.

Units	m	meters
	g	gram
	t	tonne
	T	short ton
	%	percent

Hole	From (m)	To (m)	Interval (m)	True Width (m)	Vein	Ag (g/t)	Ag (oz/tonne)	Ag (oz/ton)	Au (g/t)	Pb (%)	Zn (%)
K-12-0410	58.13	59.00	0.87	0.26	Husky Splay	45.44	1.46	1.33	0.04	0.76	2.33
K-12-0423	321.72	326.00	4.28	1.81	Husky	474.12	15.24	13.83	0.58	4.08	0.02
including	324.91	325.10	0.19	0.08		3,060.00	98.38	89.25	1.40	28.75	0.01
K-12-0427	208.71	209.17	0.46	0.21	Husky Splay	61.40	1.97	1.79	-0.01	0.60	0.37
K-12-0436	508.92	509.26	0.34	0.24	Husky	203.00	6.53	5.92	1.11	3.95	0.00
K-12-0464	262.25	264.06	1.81	1.33	Husky	39.70	1.28	1.16	0.21	0.86	0.02
K-12-0464	267.28	270.02	2.74	2.01	Husky Splay	91.03	2.93	2.65	0.12	1.38	0.01
K-12-0464	288.25	289.52	1.27	0.94	Husky Splay	111.00	3.57	3.24	0.09	3.37	0.03
K-12-0464	341.16	343.74	2.58	2.03	Husky Footwall	45.41	1.46	1.32	0.72	0.34	1.30
K-12-0464	348.03	348.60	0.57	0.45	Husky Footwall	416.00	13.37	12.13	0.07	19.80	13.35
K-12-0470	278.20	280.87	2.67	2.09	Husky Splay	48.72	1.57	1.42	0.16	0.96	0.08
K-12-0470	312.64	313.40	0.76	0.64	Husky Footwall	32.60	1.05	0.95	0.19	0.09	0.02
K-12-0470	321.25	322.31	1.06	0.89	Husky Footwall	316.91	10.19	9.24	0.41	5.08	13.09
K-12-0470	329.42	330.64	1.22	1.01	Husky Footwall Splay	75.30	2.42	2.20	0.68	0.09	0.09
K-12-0475	233.42	234.48	1.06	0.91	Husky	262.00	8.42	7.64	0.62	0.28	0.57
K-12-0480	293.00	294.01	1.01	0.78	Husky	42.20	1.36	1.23	0.62	0.01	0.05
K-12-0480	297.18	298.30	1.12	0.86	Husky	35.40	1.14	1.03	0.07	1.55	0.48
K-12-0480	308.23	308.55	0.32	0.25	Husky Splay	46.10	1.48	1.34	0.07	1.18	1.74
K-12-0483	297.87	301.55	3.68	2.44	Husky	22.91	0.74	0.67	0.04	0.40	0.04
K-12-0484	305.00	308.00	3.00	1.95	Husky	101.90	3.28	2.97	0.59	0.13	0.47